PE
12-31-02

CATERPILLAR®

2002 ANNUAL REPORT

WHEN THE GOING GETS TOUGH



We all know the cliché–and we all know the going's been tough for a lot of companies the past few years. Economies in recession. Sales flat. Confidence in American business down. So for years we've been doing what Caterpillar people always do in tough times. Going. Leading. Responding. Adjusting. Adapting. Doing what it takes to keep our company strong and profitable. 2002 was no exception. We continued to be aggressive and flexible, cut costs, pursue new lines of business and focus on our customers and ways to add value to their businesses. And through it all, we kept our eyes on the future and did things the way we always do them–with integrity. ***Because tough times or not, this company just keeps getting stronger, better and tougher all the time.***


D10R
CAT

FINANCIAL HIGHLIGHTS

Years ended December 31

(Dollars in millions except per share data)		2002		2001		2000
Sales and revenues	$	**20,152**	$	20,450	$	20,175
Profit	$	**798**	$	805*	$	1,053
Profit per common share	$	**2.32**	$	2.35	$	3.04
Profit per common share–diluted	$	**2.30**	$	2.32	$	3.02
Dividends declared per common share	$	**1.400**	$	1.390	$	1.345
Capital expenditures–excluding equipment leased to others	$	**728**	$	1,100	$	928
Research and engineering expenditures	$	**854**	$	898	$	854
Year-end employment		**68,990**		72,004		68,440
Average shares of common stock outstanding		**343,980,021**		343,323,723		346,817,759
Average shares of common stock outstanding–diluted		**346,945,734**		347,091,906		348,897,910
Return on average stockholders' equity		**14.4%**		14.4%		19.0%

* Includes pretax unusual charges of $153 ($97 after tax) related to the sale of the Challenger® agricultural tractor line, plant closings and consolidations and costs for planned employment reductions.

2002

CONTENTS

LETTER TO STAKEHOLDERS

GOING WITH CONFIDENCE

Each year, we conduct a survey to get input from our nearly 70,000 employees worldwide. This year's survey included a note with one of our most important goals for this company—to have every employee feel confident recommending Caterpillar to family and friends as a great place to work. As we look back on 2002 and ahead to the future, I want to broaden that goal and include our customers, dealers, suppliers and stockholders, too. I want every one of you—whether you're a buyer of our products and services, a distributor of our equipment, a supplier to our facilities or an investor in our stock—to be proud of your association with us and confident in our future together. I want you to say and believe that Caterpillar is a great company to buy from, invest in, work for and partner with. I know these things are true. Let me tell you why.

We've learned from the recessions of the past. Simply put, Caterpillar is not the same company we were 10 years ago. We've made some hard choices to diversify our business so we're not only the "tractor company" we used to be known as. We're also a more nimble, diverse business that in 2002 achieved strong profits in tough times—including three years of global economic downturn in most of our major markets, political turmoil and the continued threat of war.

While our machinery business has a broad product line and continues to gain market share, our engine business now represents 36 percent of sales—by 2007, it may grow to 45 percent. Caterpillar Financial Services Corporation manages an $18 billion portfolio that makes a substantial contribution to our bottom line. Caterpillar Logistics, which provides services to more than 40 third-party clients, is growing rapidly—due in part to an agreement with Ford Motor Company that provides the opportunity to double the size of our logistics business. We are no longer a victim of the same business cycles we experienced in the past.



EXECUTIVE OFFICE (from left to right)

Doug Oberhelman, Group President **Rich Thompson**, Group President **Gerry Shaheen**, Group President **Jim Owens**, Group President **Vito Baumgartner**, Group President **Glen Barton**, Chairman and CEO

The executive team visits the Caterpillar Dealer Service Technician Training Center at Illinois Central College (ICC) in East Peoria, Illinois. ICC served as the model for this training program, of which there are now 10 in the United States.

VISION ***Be the global leader in customer value.***

MISSION

We provide the best value to customers. Caterpillar will be the leader in providing the best value in machines, engines and support services for customers dedicated to building the world's infrastructure and developing and transporting its resources.

We grow profitably. Caterpillar people will increase stockholder value by aggressively pursuing growth and profit opportunities that leverage our research, engineering, manufacturing, distribution, information management and financial services expertise.

We develop and reward people. Caterpillar will provide its worldwide workforce with an environment that stimulates diversity, innovation, teamwork, continuous learning and improvement and rewards individual performance.

We encourage social responsibility. Caterpillar is dedicated to improving quality of life while sustaining the quality of our earth.

In fact, we've substantially outperformed the market despite weakening industry fundamentals. When the second half forecasted economic recovery did not occur, we took steps to reduce spending of all types, including capital expenditures. As a result, even with sales and revenues down from 2001, our machinery and engines net free cash flow increased $645 million—even after making contributions to our pension funds of $179 million. These results helped bolster our stock price, particularly in the last half of the year. Since the "declared" start of the recession in March 2001, our stock traded up 3 percent (as of December 31, 2002) versus the S&P 500 decline of more than 24 percent.

TOTAL SALES & REVENUES
(billions of dollars)


$4.41
$5.29
$5.07
$5.38
10
20
30
40

We're well-positioned to participate in and benefit from economic growth. Many of our products are tied directly to the economy. Our machines build the infrastructure all people and economies need to grow and prosper—and help harvest the energy, minerals and products required by a growing populace. Our clean diesel engines help transport these goods on the world's highways, railways and waterways. And our power generation products deliver power for businesses and homes all over the world. In short, we have all the ingredients for a strong future—quality products, diverse services, a proven business model and a dealer organization long recognized as one of the world's best. No matter where on the globe our customers are working, Cat® dealers are there to support them—with the machines, parts, service, support and expertise customers need to run their businesses more effectively.

PROFIT after tax
(millions of dollars)


$80
$200
$213
$305
10
20
30
40

We're investing $4 million each working day in technology. Best products and solutions have always been at the root of our success, and our continued investments in technology have produced breakthroughs in emissions reduction, increased product and component life, and improved safety and fuel economy—enabling us to better serve customers' needs. Technology is also linking us with our dealers, suppliers and customers worldwide. Our new dealer business system integrates customer relationship management, financial services, project management and more to improve dealer productivity and customer support. Cat Financ*Express*SM allows dealers to handle much of the finance and credit process automatically, while Account*Express*SM gives customers online access to their financial account information. Technology will never replace the in-the-field, on-the-job support our dealers and employees provide—but it does allow us all to work better, faster and smarter.

We're making our world a better place. Improving our communities and protecting the world in which we live is a responsibility Caterpillar people take seriously. The impact of our Environmental Excellence Award program, which encourages employees to work together to improve and sustain our environment, is just one example. Since 1995, this program has led to the elimination of more than 550,000 cubic yards of landfill waste, 11.5 million pounds of hazardous waste and 1.2 billion gallons of waste water discharge. It's also resulted in cost savings and avoidance of nearly $80 million. That proves what we've known all along—an emphasis on social responsibility is good for our planet and good for our business.

We're using the power of 6 Sigma to manage our business successfully. A business can only be as successful as its people, and so we have implemented 6 Sigma as a way to unleash the power of our people. Yes, 6 Sigma is the fact-based, decision-making methodology we're using to improve processes, enhance quality, cut costs and deliver greater value to our customers. Yes, it is helping us deliver results in difficult times. But 6 Sigma goes beyond mere process improvement. It has become the way we manage our business, the way we work as teams to process business information, solve problems and make decisions together. Everyone can contribute. Everyone's opinion matters. Everyone can make a difference. At Caterpillar, we want our people to be leaders, to drive us to bigger and better things. And we are using 6 Sigma to create an environment in which all of us are self-motivated to do what is right for our customers, our company and one another.

We're tough enough to handle whatever comes our way. It was a challenging year. Declining markets, a stalled world economy and other factors beyond our control created a period of little growth. So we challenged our employees to find ways to be profitable without sacrificing our ability to grow in the future. We asked them to cut costs—which often required difficult choices and sacrifices. Basically, we asked our employees to do more and to give up a lot. Regardless of the challenge or obstacle at hand, our people responded. To them I give my sincere thanks—and my pledge that we will continue to strive to make Caterpillar a great place to work. Because of their efforts, we are well positioned for future growth. We are ready to face the challenging years ahead with courage and determination—because that's what Caterpillar people do. I am proud to be one of them.

Glen Barton

GLEN A. BARTON
Chairman
January 23, 2003

GOING PLACES

The world will always need roads—and dams, and homes, and bridges and all the infrastructure that helps make our world a better place to live, work and play. As economies rebound and developing nations mature, worldwide demand for that infrastructure and the equipment that makes it possible continues to grow. And everywhere in the world that there is a need, there are Cat dealers providing Cat machines to Cat customers—who are turning ideas into reality.

Take Switzerland, where the Swiss Alps have always stood as a formidable barrier both for passengers trying to cross the heart of Europe by road and for the transportation of raw materials and finished goods. Existing infrastructure is overloaded—product traffic alone doubles every eight years—and worries about the environmental impact are growing. So the Swiss government has embarked on an ambitious project to tunnel through the base of the Alps, making way for a high-speed railway line to connect all of Europe. Cat equipment is helping make it happen.


CST

SWITZERLAND

The Gotthard Base Tunnel is part of the AlpTransit project and, when completed in 2014, will be the world's longest tunnel at 35.4 miles (57 km). Consisting of twin tubes running between Erstfeld in the north and Bodio in the south, it is the second tunnel to be built as part of the project. Construction of the first—the 21.8 mile (35 km) Loetschberg Tunnel—will be completed in 2006.



In total, more than 50 Caterpillar® machine models are helping to construct the Gotthard Tunnel. Consorzio TAT, one of four consortium companies working on the project, is using 18 Cat machines—including wheel loaders, integrated toolcarriers, articulated trucks and excavators—all supplied by Cat dealer Avesco. Each machine has been specifically modified for tunneling purposes to comply with the most severe regulations for underground operation, both in terms of operator safety and engine emissions control.


Consorzio TAT
322B
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TAT



UNITED STATES

With the help of Cat equipment, one of the world's busiest airports is embarking on one of the world's biggest expansion projects. Hartsfield International Airport in Atlanta, Georgia—anticipating 121 million passengers a year by 2015, up from 76 million in 2001—is adding a runway, constructing a new international terminal and building a rental car facility with monorail access. More than 80 Cat machines provided by Cat dealer Yancey Bros. Co. for general contractor 5R Constructors are working on-site, collectively moving as much as a ton of earth per second. Many are equipped with Product Link, a satellite-based system that generates and forwards information about machine location, hours and health—so dealers and customers can optimize fleet use, schedule timely service and lower operating costs.







CHAD and CAMEROON

A $3.5 billion oil development project is raising hope for economic growth in Chad, where ExxonMobil plans to drill 270 wells to pump 1 billion barrels of oil reserves. More than 300 new and 200 used Cat machines supplied by Cat dealer Tractafric for Wilbros-Spie JV have been constructing a pipeline to transport oil across neighboring Cameroon to the ocean—as well as roads, bridges and airstrips to improve access to oil-production facilities and provide a foundation for future commerce.


CATERPILLAR

GOING IN NEW DIRECTIONS

Caterpillar today is more than big yellow machines. With new businesses added to our core strengths, we're not the same cyclical company that used to ride the economy up and down. Today we're strong and stable—and growing in a number of areas. Why? Because there is brain behind our muscle. Because we're using the intelligence of our people and the strength of our global dealer network to go in new directions, to open up new lines of business through expanded brands and products that keep us diversified and strong—no matter what the economic conditions.

The continued growth of Caterpillar Financial Services is just one example. The company manages a portfolio of $18 billion, and today it finances almost 60 percent of all new Caterpillar equipment sold. With financing services available for all our machines and engines, Cat Financial serves nearly 80,000 customers around the world, making it easier for Cat dealers to sell our equipment—and the preferred financing choice for most customers. One of our largest customers, Mizutani Kensetsu Co. of Japan, is taking advantage of Cat Financial's services—recently financing 67 machines to help in the construction of Chubu International Airport.



CAT FINANCIAL I *JAPAN*

Caterpillar Finance Kabushiki Kaisha—Cat Financial's new office in Tokyo, Japan—opened its doors in late 2001. Just a few months later, employees there completed their first major transaction, working closely with Shin Caterpillar Mitsubishi Ltd. and Cat dealer Tokai Caterpillar Mitsubishi to provide financing for Mizutani Kensetsu Co., an earthmoving contractor working on many of Japan's largest construction projects.


NO.2242
CAT
QUICK
RESPONSE



Japan's newest airport is being built off shore, south of Nagoya, to handle increased air traffic—and to lessen the noise pollution that goes with it. That means creating an island to support the construction. Using Cat equipment financed through Cat Financial, Mizutani Kensetsu Co. is responsible for moving much of the 92 million cubic yards (70 million cubic meters) of material that will form this island. Along with other contractors, the company is removing rock from the mountains, crushing it, loading it onto ships and spreading it in the sea. But financing was only one reason Mizutani Kensetsu Co. chose Cat equipment—the contractor is also relying on our combined strengths of product, performance, technical support and distribution to help keep the project on budget and on schedule.




DO NOT PLACE HEAVY OBJECTS IN THIS AREA
HARLEY® Motorcycles
HARLEY-DAVIDSON®
EVOLUTION®- TWIN CAM 88™- REVOLUTION™ ENGINES
STEEL SKID
CATERPILLAR

CAT LOGISTICS | *BELGIUM*

They likely don't know it, but many Harley-Davidson customers in Europe, Africa and the Middle East also have Caterpillar to thank when they receive their newest Harley product. Caterpillar Logistics Services, Inc.—one of the world's largest contract logistics providers—implemented a long-term agreement with Harley-Davidson Europe to help manage a new distribution center in Belgium. Cat Logistics handles receiving, storage, order-filling, quality inspection and customs administration—using enhanced information systems, inventory management and transportation services for much of the work. A 6 Sigma project to develop an electronic customs monitoring system is also under way. Harley-Davidson (which celebrates its 100th anniversary in 2003) joins DaimlerChrysler, Sprint, Ford Motor Company and more than 40 others who rely on Cat Logistics for its integrated logistics solutions—to help get the right products to the right place at the right time.













CAT POWER VENTURES | *DOMINICAN REPUBLIC*

Power for classrooms—and 125,000 homes and businesses—in the Dominican Republic is more reliable and affordable these days thanks to Monte Rio Power Corporation, a 100-megawatt power plant in Puerto Viejo, Azua. The largest of its kind ever built by Caterpillar, Monte Rio is powered by more than a dozen 8-megawatt engines built in Rostock-Warnemünde, Germany. It is owned through a joint agreement between the Paliza-Viyella Group and Cat Power Ventures Corporation, a wholly-owned subsidiary of Caterpillar that develops, owns and operates electrical power plants powered by Cat engines and turbines. The plant will be maintained and operated under a long-term agreement with Energy International, Inc., an affiliate of GECOLSA, the Cat dealer in Colombia. Cat Power Ventures, meanwhile, is using 6 Sigma to refine its development process and bring more projects like Monte Rio to life in a timely, cost-effective way.



Being a manufacturer and caring for the world in which we live aren't mutually exclusive. At Caterpillar, they go hand in hand. Our purpose is to build, improve and make the world a better place—physically. Our people, with their intelligence, heart and commitment, make it a better place in so many ways. They design more environmentally friendly products. They plan reclamation projects to return land to nature when our machines finish working. And they volunteer, donate food, build Habitat for Humanity homes and hold public office. Why? Because we care about this planet and its people. We live here, too.

GOING FOR GOOD

One thing we're most proud of is our involvement with The Nature Conservancy and the effect it's having around the world. Brazilian conservationists hoping to protect the world's largest freshwater wetland, for example, are eager to learn from a wetlands restoration project we're funding at the Emiquon Preserve in Illinois. We're also succeeding in making our own facilities and equipment more environmentally friendly. The Illinois Environmental Protection Agency named our Mossville, Illinois, facility the Best Operated Industrial Wastewater Treatment Plant—number one among 1,613 plants evaluated statewide. Our remanufacturing business took back 2 million used products in 2002, recycling 100 million pounds of engine components, transmissions, hydraulics and other products. And we continue to play an active role in organizations committed to making the world a better place—the Global Mining Initiative, Tropical Forest Foundation, World Business Council for Sustainable Development and others.



FLOCK OF MALLARDS





GREAT WHITE EGRET



BALD EAGLE



LITTLE GREEN HERON

THE NATURE CONSERVANCY'S EMIQUON PRESERVE | *ILLINOIS* | *USA*

Caterpillar, through its Foundation, is contributing $625,000 to The Nature Conservancy for the restoration and preservation of the Emiquon Preserve on the Illinois River. Home to migratory birds, fish and other species, Emiquon is the largest floodplain restoration project in the United States—and a very similar ecosystem to the Upper Paraguay River Basin in Brazil. Brazilian and Illinois conservationists are working together, helping restore their respective wetlands and sustaining these unique environments for plants, animals and people.



EMIQUON FLOODPLAIN






CATERPILLAR

HOUSING DEVELOPMENT | *HONG KONG*

More than 20 Cat machines, several Cat customers and one Cat dealer (The China Engineers, Ltd.) are not only making their community a better place—they're making an entire community. Primary contractor China State Construction Engineering (HK) Ltd. has begun site work for a housing development that more than 35,000 people will eventually call home. In addition to 11,000 homes, the community in Jordan Valley (in the eastern part of Kowloon Peninsula) will include schools, shops, parks and more. The first residents will move into their new homes in 2007.


CATERPILLAR



COMMUNITY INVOLVEMENT | *NORTHERN IRELAND*

Like Caterpillar employees all over the world, the people of FG Wilson in Northern Ireland (a Caterpillar company that packages Cat, FG Wilson and Olympian™ generator sets) are committed to making their community a better place to live and work. And for consistently donating their time and money to help those in need, they received a prestigious "Charity Oscar" from the Northern Ireland Council for Voluntary Action. FG Wilson employees raised more than £18,000 ($28,800) last year for their Charity of the Year—ChildLine Northern Ireland, which operates a free, 24-hour, confidential helpline for young people in trouble. Another organization important to FG Wilson and Caterpillar is Habitat for Humanity. Our employees volunteer their time and talents throughout the year to build homes for those in need.





GOING THE RIGHT WAY

Honesty, integrity and ethics are things we take—have always taken—seriously. Back in the 1950s, Caterpillar Chairman Louis Neumiller spoke for generations of Caterpillar people when he said: "There is but one Caterpillar and wherever it is, you will find it reaching for high levels of integrity, achievement and quality—standing first and foremost for the rights and dignity of the individual and wishing to make association with the company a life-satisfying experience." That means going above and beyond to make the tough decisions—the right decisions.

Like ACERT™ technology, which we developed to meet—and beat—new EPA engine emissions standards. Was it ready in time to meet EPA deadlines? No. Will it be better for our environment than anything on the market when it rolls out in 2003? Absolutely. ACERT reduces emissions at the point of combustion without sacrificing reliability, durability or fuel economy—a long-term solution for the trucking, bus, construction and mining industries. Just ask Blue Bird Corporation, North America's leading school bus manufacturer, which signed a long-term agreement that positions Caterpillar to become the largest supplier of clean diesel engines to the North American school bus industry.

ACERT | *EMISSIONS REDUCTION TECHNOLOGY*

ACERT, which will be commercially available in 2003, stands for Advanced Combustion Emissions Reduction Technology, and it means we can produce clean diesel engines that will reduce emissions 90 percent by 2007—on top of the 90 percent already reduced since the 1980s. More than 130 6 Sigma teams helped develop this technology, contributing everything from product design to materials procurement. Together, they made ACERT a reality for customers like Blue Bird and the New Jersey Transit Authority—which will equip 85 buses with engines compliant to the most stringent EPA urban transit emissions levels.


SCHOOL BUS


SCHOOL BUS


CAT
C13 ACERT

ACERT technology team members (from left to right) Jason Bloms, Andy Pierpont, Kristine Timmons, Scott Leman, Jim Weber



CORPORATE GOVERNANCE

We've earned a sound and well-deserved reputation as an ethical company throughout our 77-year history. In fact, a recent independent study of corporate governance practices conducted by Institutional Shareholder Services placed us in the top 11 percent of firms in the S&P 500. We've also launched a new corporate governance website, accessible via CAT.com, to demonstrate our leadership in this area. There, visitors can learn more about our independent board of directors (pictured below), access our guidelines of corporate governance and review our Code of Worldwide Business Conduct—first published in 1974 and most recently updated in 2000. We're proud of how we conduct ourselves every day and want the public to know they can invest in Caterpillar with confidence.


CATERPILLAR

BOARD OF DIRECTORS *(biographies on page 42)*

Fourth row:	**John Dillon**	**Juan Gallardo**	**Eugene Fife**	**John Brazil**	**Gordon Parker**	**William Osborn**
Third row:	**Charles Powell**	**Glen Barton**	**Frank Blount**			
Second row:	**David Goode**	**Clayton Yeutter**	**Joshua Smith**			
First row:	**Lilyan Affinito**	**Peter Magowan**				


letter.doc (Read-Only) - Microsoft Word
Would I recommend that my son work for Cat?
The candid answer to that question will need explanation. The answer is absolutely not! I want my son to work for himself. That's the only valid answer. I want him to work for his own purpose, gain, benefit and sense of worth. Also, if you work for yourself, you will always do the best job that you can or else you just cheat yourself. You see everything as a learning opportunity and since you are working for yourself, you will enjoy it far more than working for someone else.
Now, would I want him to be employed by Caterpillar? The answer is absolutely yes. And this is why:
I am fiercely proud of being a Cat employee.
The company I work for is No. 1 in almost every business that we compete in.
The Caterpillar brand still gives me chills.
Some obvious reasons are that it has enabled me to earn a good living, paid medical bills for my family and helped me grow as a person.
More importantly is that I believe our products make the world a better place. Our products build infrastructure, schools, homes, roads and hospitals and provide power to places that have never had electricity. We help raise the standard of living for millions.
The fact that our company provides jobs to so many employees, dealers and suppliers, enabling them to provide for themselves and their families.
Our company is taking charge of its future with clear goals and the fortitude to take the right actions to ensure our future.
Our company cares about people. Look at the energy we are putting into people related topics like our cultural assessments. Our focus on employee engagement.
Finally, the Caterpillar Family. The company is made up of people, and I like the Caterpillar people and I enjoy being around them.
It is because of all of these things that I want to work here...and, as a father, I want the same for my son.

FAMILY PRIDE

After 18 years at Caterpillar, John Szewczyk, division manager of the Global Human Resources Management System within Global IT Solutions, knows the company pretty well. So when a group of employees in a staff meeting asked if he would want his sons to work for Caterpillar, John was able to compose an eloquent response. His words were so well received, he typed them up and sent them on to the head of our Human Services Division. Eventually, John's comments ended up in the chairman's office and were shared with the entire company via our corporate intranet. John and his wife Pam—a full-time mom who used to work at Caterpillar—live in Germantown Hills, Illinois, and have two sons, *Jason (15) and Justin (12).*





GOING TOGETHER

We've talked about going places, going in new directions, going for good and going the right way—all this company has done, and will continue to do, to grow and remain successful. Now we want to thank the "tough"—all the Caterpillar people who worked hard, worked long and stayed strong despite challenging economic conditions to make positive things happen this year.



Thank you *for your commitment, innovation and desire to do what it takes to make this company and all who are associated with it successful.*

You make Caterpillar what it is—and for that, you deserve to feel proud.



RANKINGS AND RECOGNITION

Barron's says Caterpillar is back
Financial newspaper *Barron's* published a front-page article in February titled "The Cat Comes Back," focusing on our diversification, cost-cutting and smart strategic moves that help us remain profitable in good times and bad.


Reprinted from BARRON'S
BARRON'S

Customers happy with Cat clean diesel engines
For the third year in a row, our on-highway truck engines received the highest customer satisfaction rankings, according to J.D. Power and Associates.


J.D.POWER

Caterpillar brand attracts the young and hip
In a December article, the *Reuters* news agency profiled Caterpillar and other industrial brands muscling into consumer categories with products ranging from apparel to footwear to toys.



HEALTHY BALANCE®

Caterpillar named one of America's healthiest companies
The Wellness Councils of America awarded Caterpillar the gold level "Well Workplace Award" for the accomplishments of our Healthy Balance® program. Two recent 6 Sigma projects targeted employees at risk for heart attacks and diabetes.

Supercomputing group recognizes Caterpillar
The National Center for Supercomputing Applications presented us with its 2002 Industrial Grand Challenge Award for our use of virtual reality, immersive environments, computer engineering simulations and data mining techniques to analyze warranty information and pinpoint problems.

Caterpillar recognized as sustainability leader
Caterpillar again earned a spot on the Dow Jones Sustainability World Index, which described us as "an innovative, well-managed industry leader with a strong focus on social responsibility."

The Wall Street Journal profiles Cat CFO
In an article profiling Chief Financial Officer Lynn McPheeters, *The Wall Street Journal* quotes analysts who say they've never had any reason to doubt Cat's numbers.

Computer magazine ranks Caterpillar with the best
Computerworld magazine once again named Caterpillar to its list of "100 Best Places to Work in IT" based on career development, diversity, benefits, training and more.

Bank support system receives technology award
Our 2001 Bank Support System, available via a secure Internet site, received the Association of Financial Professionals Pinnacle Award for outstanding use of technology in treasury and finance applications.

Caterpillar makes two big lists
Fortune again recognized Caterpillar as the most admired company in the Industrial & Farm Equipment industry, while *Forbes* named us to its Platinum 400 list of the best big companies in America.

COMMUNITY SERVICE

World's largest sculpture gets help from Caterpillar

We donated a D6R track-type tractor to help construct Crazy Horse, a nonprofit project in South Dakota. A tribute to North American Indians, the three-dimensional mountain carving will be 563 feet (172 meters) high and 641 feet (195 meters) long when completed—with a 22-story-high horse's head.

University receives multimillion dollar gift

In May, we pledged $5.25 million—our third largest university gift—to Illinois State University in Normal, Illinois. Nearly 1,000 Caterpillar employees hold degrees from the university.

Classic showcases historically African-American colleges

For the third year, we served as a major sponsor of the Circle City Classic in Indianapolis, Indiana, which included a college football game between Alabama A&M and Southern.

Tropical Forest Foundation supports reduced impact logging

Thanks to the Tropical Forest Foundation—and funding and logging equipment from Caterpillar—more than 1,000 people have learned the value of reduced impact logging since 1996. This technique lowers the cost per meter of timber harvested, reduces the number of trees fatally damaged, disturbs less ground and results in less waste than conventional logging.



Peoria, Illinois, students attend Destination Technology[SM]

More than 100 students participated in this collaborative effort with Peoria Public School District 150 to spark interest in engineering and computer technology careers. One group of students spent the week designing roller coasters, then visited a Six Flags amusement park to "study" them in person.

Cat equipment fights fires, rescues victims

Cat equipment and dealer employees helped in two major disaster relief efforts during the summer—fighting wildfires in Arizona and California and rescuing citizens affected by floods in Central Europe.




320C
CAT

Milestone excavator goes to Beijing Olympics

Caterpillar donated the 5,000th excavator manufactured in our Xuzhou, China, facility to the People's Government of Beijing Municipality for use in projects related to the 2008 Summer Olympic Games. Cat dealer WesTrac China will keep the excavator in peak working condition.

2002 NEW INITIATIVES

Cat Rental Store grows worldwide
More than 120 CRAMO rental stores in Europe will be converted to the Cat Rental Store brand in the next two years. CRAMO, a major European rental company, was acquired by Cat dealer Geveke. Worldwide, 102 new Rental Store outlets opened in 2002, bringing the total to 1,276.


CAT
THE
Rental
STORE

Employees celebrate innovation
Our Technical Services Division held its first-ever Innovation Fair, displaying 63 ideas for commercializing new technologies—six of which are currently being evaluated by our corporate growth team.





Remanufacturing business expands in Europe
We're expanding our remanufacturing facility in the United Kingdom to serve Europe, Africa and the Middle East. Our remanufacturing business is currently one of the largest in the world, recycling more than 100 million pounds of product each year.

FuelCell Energy agreement means ultra-low-emission products
Caterpillar and FuelCell Energy, Inc., formalized and expanded an agreement to distribute and develop ultra-low-emission power generation products for industrial and commercial use.

Knowledge Network connects people and information
Cat employees, dealers, suppliers and customers are sharing information, contacting Cat experts and exchanging best practices and lessons learned via the Knowledge Network, a Web-based knowledge-sharing network launched in January via the Extranet.

Engineers in India send designs worldwide
Our India Design Centre opened just outside Chennai (formerly Madras) to provide Pro-E engineering design services to Caterpillar facilities worldwide—primarily through the Internet.

Rental power company formed
To meet growing needs for rental power in Europe, Caterpillar and 10 European dealers signed an agreement to launch a single energy rental company in 2003. Called Energyst, the company will be based in the Netherlands with local operations in key European countries.

Caterpillar works to improve infrastructure safety
Caterpillar, Motorola, Inc., and Native American Technologies Company will receive $9 million from the U.S. Department of Commerce to develop wireless sensor technology—enabling high-tech analysis of the impact of metal fatigue in large structures.

Next-generation system improves productivity
In July, we announced the launch of DBSi 2.0, a flexible, efficient new e-business system that ultimately will link our plants to our dealers—allowing us to better serve our customers.

President Bush visits Cat dealer

In January, employees of Cat dealer Walker Machinery received a visit from President George W. Bush. He spoke about economic policies and during a tour installed an engine piston and transmission disk at the dealer's engine/powertrain rebuild center in West Virginia.

Cat driver wins "Super Bowl" of auto racing

Ward Burton and the #22 Caterpillar Dodge won the NASCAR Daytona 500 on February 17. It was the biggest career victory for Burton, the Caterpillar racing team and car owners Bill and Gail Davis.




CAT




CAT

Blue Angels take over the controls of Cat machines

Fighter pilots of the U.S. Navy's Blue Angels visited Caterpillar's Edwards, Illinois, training and demonstration center in May before performing at the Greater Peoria Regional Airport.

Cat power drives World Cup broadcasts

More than 100 million soccer fans worldwide saw broadcasts of their teams during the 2002 World Cup, thanks to Cat generator sets—which provided uninterrupted power at the International Media Center for the duration of the event.

Turkmenistan looks to Caterpillar for long-term development

We signed a long-term cooperation agreement with the government of Turkmenistan to supply equipment, engines and services for construction projects in this Central Asian country. It calls for 200 to 300 machines a year for the next few years.

Caterpillar helps Vietnam improve rail system

Vietnam's main rail line, constructed in 1899, is heavily damaged due to age and more than 40 years of war. Vietnam Rail is aggressively rebuilding the rail system and investing in new and rehabilitated locomotives—many powered by Cat engines.

Caterpillar shines at trade show

Our machine, engine and technology display—our largest ever in the United States—was the highlight of ConExpo-Con/Agg, an industry trade show held in Las Vegas, Nevada.

Barton speaks at White House forum

At the White House economic forum in August, Caterpillar Chairman and CEO Glen Barton urged the United States to adopt a comprehensive strategy for trade.

CEO and CFO certify financial documents

In August, Cat Chairman and CEO Glen Barton and CFO Lynn McPheeters submitted a sworn statement to the Securities and Exchange Commission certifying the accuracy of the most recent financial reports.

New pipeline stretches across the West

Nearly 200 Cat machines, including $15 million worth of new hydraulic excavators, are building a natural gas pipeline from Wyoming to Southern California.

Highway project aims to improve safety

More than 100 Cat machines are widening, straightening and in some cases relocating a 38 mile (61 km) stretch of U.S. Highway 70 in New Mexico in an effort to reduce highway fatalities.

North America

106 | *Company facilities*
64 | *Cat dealers (main stores)*
39 | *FG Wilson, MaK, Perkins and Solar distributors*
373 | *Cat dealer rental outlets (not shown)*



CATERPILLAR®

Worldwide Locations

Latin America

19 | *Company facilities*
36 | *Cat dealers (main stores)*
63 | *FG Wilson, MaK, Perkins and Solar distributors*
93 | *Cat dealer rental outlets (not shown)*

CATERPILLAR DEALERS

EMPLOYEES		*ESTIMATED NET WORTH*	
Inside U.S.	34,400	Inside U.S.	$3.5 *billion*
Outside U.S.	56,122	Outside U.S.	$3.6 *billion*
Worldwide	90,522	Worldwide	$7.1 *billion*

215 Cat dealers operate 2,888 places of business in 180 countries worldwide

COMPANY PROFILE

Our products and services fall into three principal lines of business:

MACHINERY

Caterpillar machines do the world's work. From earthmoving, mining and construction projects to forestry, waste, paving and any number of other applications, we have the right equipment—large and small—to help our customers get the job done right.

We also lead the industry in the distribution of equipment and parts and offer that expertise to others through Caterpillar Logistics Services, Inc., one of the world's largest integrated logistics organizations with more than 40 third-party clients.

ENGINES

Caterpillar reciprocating engines and engine systems provide power to the world. Our engines power our own construction and mining machines—plus trucks, ships and boats—and much more. Electrical power systems supply both primary and standby power for a wide variety of uses. Solar® industrial gas turbines power the production, processing and transporting of crude oil and natural gas and provide electrical power to many industries.

FINANCIAL PRODUCTS

We help customers around the globe purchase Cat and related equipment (new and used) through Caterpillar Financial Services Corporation and its subsidiaries. Customers can protect their Cat equipment by using various types of insurance offered by Caterpillar Insurance Holdings, Inc.


Europe, Africa & Middle East and Commonwealth of Independent States
83 Company facilities
70 Cat dealers (main stores)
258 FG Wilson, MaK, Perkins and Solar distributors
720 Cat dealer rental outlets (not shown)
Asia/Pacific
38 Company facilities
45 Cat dealers (main stores)
78 FG Wilson, MaK, Perkins and Solar distributors
90 Cat dealer rental outlets (not shown)

CATERPILLAR BRANDS

CATERPILLAR CAT CAT THE Rental STORE Solar Turbines

FG WILSON MaK OLYMPIAN Perkins TIMBERKING

BARBER-GREENE BITELLI ELPHINSTONE

Despite some of the weakest markets in a decade, geopolitical uncertainty and a sluggish global economic recovery, Caterpillar people pulled together in 2002 to deliver strong results. Sales and revenues were down about 1 percent from 2001. Sales volume was down about 4 percent, and that decline was partially offset by improved price realization. Profit for the year was $798 million or $2.30 per share, down less than 1 percent from 2001. Excluding the $97 million after-tax impact of unusual charges recorded in 2001, profit declined 12 percent. Our diversification strategy, a tremendous effort from employees and the continued use of 6 Sigma methodology led to these solid results, as well as breakthroughs in cost reduction, quality and process improvement—including a significant improvement in machinery and engines net free cash flow of $645 million.

MACHINERY

Machinery sales were $11.98 billion, a decrease of 2 percent from 2001, and volume for the year decreased 4 percent from 2001. Higher sales in Asia/Pacific were due to higher retail demand, while sales elsewhere declined due to lower demand. Sales were also affected by changes in dealer inventories. In 2001, dealers decreased machine inventories about 7 percent. In 2002, inventories increased by about 3 percent; however, year-end 2002 inventories compared to current selling rates were lower than year-earlier levels in all regions.

While machinery sales remain relatively flat, the strength of our core earthmoving product line has grown significantly over the past decade. We expect it to continue to be an important source of sales and profitability growth in the future. We continue to integrate technology to meet regulatory requirements, improve customer value and differentiate our products—particularly in areas with the potentia to reduce owning and operating costs.

ENGINES

Engine sales were $6.67 billion, a decrease of 3 percent from 2001. Truck engine sales rose 36 percent due to a surge in demand from North American truck OEMs for heavy-duty truck engines prior to the October 2002 emissions deadline and improved truck fleet operating profits. Sales in the petroleum sector increased 4 percent as higher sales of turbine engines more than offset a decline in sales of reciprocating engines. These increases, however, were more than offset by 30 percent lower sales to the electric power sector, where financial uncertainties and depressed operating profits within the electric utility, technology and telecommunications industries impacted demand.

As we move into the future, we continue to be the leader in clean diesel technology. Since the mid-1980s, we've reduced particulates by 90 percent and NOx by 80 percent—and our goal is another 90 percent reduction in the next three years. Our ACERT technology—which reduces emissions at the point of combustion while preserving reliability, durability and fuel economy—provides a long-term solution for the North American trucking, bus, construction and mining industries and positions us to meet future EPA regulations for both on- and off-highway engines. All Cat on-highway truck and bus engines will be equipped with ACERT technology by the fourth quarter of 2003. The first Cat engine equipped with ACERT technology has already been certified by the EPA.

MACHINERY AND ENGINE SALES BY GEOGRAPHIC REGION *(millions of dollars)*	2002	2001	2000
Asia/Pacific	$ 2,392	$ 2,014	$ 1,949
Europe, Africa & Middle East and Commonwealth of Independent States	$ 5,178	$ 5,114	$ 5,041
Latin America	$ 1,598	$ 1,639	$ 1,431
North America	$ 9,480	$10,260	$10,492

FINANCIAL PRODUCTS

Revenues for 2002 were $1.68 billion, up 2 percent from 2001. A favorable impact of approximately $205 million due to a $2.1 billion increase in the portfolio at Cat Financial and an increase in third-party insurance premiums and fees earned of approximately $21 million by Cat Insurance was mostly offset by the impact of generally lower interest rates on finance receivables at Cat Financial.

With the start of operations in Japan in late 2001, Cat Financial is now established throughout the Asia/Pacific region, providing more options to customers and strong support to Cat dealers in the growing retail finance, wholesale finance and rental areas. Cat Financial also opened an office in Moscow, Russia, in July 2002 to meet dealer and customer needs in this part of the world.

NET FREE CASH FLOW (Represents cash generated from operations less amounts reinvested in capital expenditures and paid to stockholders in dividends.)

	CONSOLIDATED			*MACHINERY AND ENGINES**			*FINANCIAL PRODUCTS*		
YEARS ENDED DECEMBER 31	2002	2001	2000	2002	2001	2000	2002	2001	2000
(millions of dollars)									
Net cash provided by operating activities	$ 2,366	$ 1,987	$ 2,059	$1,696	$ 1,511	$ 1,631	$ 649	$ 590	$ 474
Capital expenditures									
Excluding equipment leased to others	(728)	(1,100)	(928)	(693)	(1,071)	(891)	(35)	(29)	(37)
Equipment leased to others	(1,045)	(868)	(665)	(5)	(38)	(9)	(1,040)	(830)	(656)
Proceeds from disposal of property, plant and equipment	561	356	263	88	32	29	473	324	234
Dividends paid	(481)	(474)	(462)	(481)	(474)	(462)	—	(105)	(29)
Net free cash flow	$ 673	$ (99)	$ 267	$ 605	$ (40)	$ 298	$ 47	$ (50)	$ (14)

* *Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.*

LONG-RANGE STRATEGY

Growth | Our growth goal of $30 billion is still in our sights despite the global recession. Our products help build roads from one town to the next, dig trenches to bring clean water to growing communities and provide power to deliver an improved standard of living. We're involved in the production of raw materials and the location and development of oil and gas resources that fuel economic growth. Our business is tied to better standards of living for everyone. We are confident market recovery will occur and are poised to realize top-line sales and revenues of $30 billion by the end of the decade.

Cost reduction | We are relentlessly pursuing our cost reduction goal—to reduce our operating cost structure by more than $1 billion from 2000. Cost reduction is a critical component of our global leadership strategy, helping to enable profitable growth. This goal was established to ensure we maintain our global competitive position and deliver acceptable financial results throughout the business cycle. Our employees responded to the challenging environment in 2002, leveraging 6 Sigma to improve our cost structure and deliver strong results. We will continue our commitment and focus on improving our cost structure through the unifying framework of 6 Sigma.

6 Sigma | This methodology has become a driving force in our business, driving us toward our goals—particularly those related to growth, quality and reliability. Cost reduction is inherent in many 6 Sigma projects as well. In 2002, cost reduction efforts centered on process improvements, product-problem-related expenses, information technology, order fulfillment and product/service development. We've also broadened the base of people using this methodology to make fact-based decisions. More than 15,000 employees are involved in various roles, and by year-end 40 dealers and 100 suppliers had deployed 6 Sigma as well. Together, we are all using 6 Sigma to serve our customers better, which in turn leads to improved customer satisfaction, increased sales and greater stockholder value.

Best distribution | One of our allies in realizing our long-term strategy is our network of independent dealers worldwide. We recognize, however, that our distribution channels must continuously evolve to keep pace with changes in customer expectations, our product line and competition. We're using 6 Sigma to re-engineer distribution channels by focusing on common processes with our dealers—including e-business capabilities, customer relationship management, market segment focus, rental management, parts and product sales opportunities and more. These and other initiatives will strengthen our market position worldwide, improve the cost-effectiveness of our distribution channels and enhance our dealers' capabilities to sell and support our products.

Rental services | Part of being the global leader in customer value is offering solutions that meet critical customer requirements. As customers focus on their core competencies and look to improve asset utilization, they are turning more and more to Cat dealers for rental solutions. Today our dealers operate more than 1,200 Cat Rental Stores worldwide—consistently providing customers with high-quality rental machines, work tools and allied products. The rental services business continues to surpass our targets for market growth.

Social responsibility | We believe that within the context of market-based environmental regulations and free trade, the business community can make critical contributions to a more sustainable world. In May, we served as sole industry supporter of the Global Mining Initiative conference, which provided a forum for stakeholders to express concerns about the past and future of mining. Our ongoing efforts relating to reusability of components, machine rebuildability, exhaust emissions, noise level improvements and safety enhancements were recognized as positive contributions. We're also an active member of the World Business Council for Sustainable Development, which provides business leadership as a catalyst for change toward sustainable development and promotes the role of eco-efficiency, innovation and corporate social responsibility. Caterpillar has a long-standing commitment to protecting and preserving the environment. In 2000, we set a goal to improve energy efficiency in our facilities by 20 percent before year-end 2006. Our improvement at year-end 2002 was already at more than 10 percent. Improving energy usage not only makes us more efficient in our operations, it also supports our efforts to reduce greenhouse gas emissions. Since 1990, we have reduced total U.S. direct greenhouse gas emissions from our facilities by more than 35 percent. Our remanufacturing business is also focused on responsibly using and reusing renewable resources. Over the last 30 years, we have developed industry-leading technology and implemented a "design for remanufacturability" discipline company-wide. Customer preference for remanufactured products has positioned us as one of the world's premier remanufacturers.

Employee development | Our people are our most valuable asset, and we are pleased to provide employees and families an industry-leading competitive rewards package—with pay for performance and benefits that help us attract and retain world-class talent. In 2002, we continued to implement consistent performance management and award processes to ensure we recognize and reward our contributing and high-performing employees significantly. To do so, we've made employee engagement a strategic initiative. Learning is key to Caterpillar's growth and profitability. Caterpillar's commitment to learning is evident in Caterpillar University, established in 2001 to develop people and ensure success in global learning initiatives in areas such as 6 Sigma, leadership, manufacturing, information technology, human resources, engineering and marketing. The global product manager for learning oversees the more than $100 million in enterprise spending to make learning a strategic asset for improving performance and profitability.

Health care cost inflation is another challenge we are addressing on many fronts. Healthy Balance, our comprehensive health education and improvement program, helps employees make informed choices about behavior that impacts their well-being and health care expenses. We also analyzed our retirement benefits against other leading companies and introduced enhancements including a 401(k) plan with employee-driven diversification and a 100 percent match up to 6 percent of employees' total pay, while making other changes to respond to rising health care costs. All of these changes were necessary for us to remain competitive and position ourselves for future growth. Today our employees have a benefits plan that ranks in the top 10 percent of plans offered by companies in North America.

FULL-TIME EMPLOYEES AT YEAR END	2002	2001	2000
Inside U.S.	36,463	38,664	37,660
Outside U.S.	32,527	33,340	30,780
Total	68,990	72,004	68,440
By Region:			
North America	36,667	38,879	37,870
Europe, Africa & Middle East and Commonwealth of Independent States	21,302	22,246	21,880
Latin America	7,143	7,012	6,186
Asia/Pacific	3,878	3,867	2,504
Total	68,990	72,004	68,440

GLOBAL COMPETITIVENESS

America's strength is built on a strong manufacturing base, and we are concerned about the changing environment and its impact on the competitiveness of U.S. businesses—especially those like Caterpillar that compete from a U.S. base on a global scale. To help address this issue, we are playing a key role in several initiatives:

Trade Promotion Authority | Caterpillar competes best in a free trade environment. When trade barriers are removed, we can meet our customers' needs more efficiently and grow more easily. Free trade also promotes economic growth, higher standards of living and human understanding—thus a more peaceful world. In 2002, we were a leading advocate of Trade Promotion Authority (TPA) and hope that with this new congressional authority, U.S. President George W. Bush can negotiate bilateral, regional and global agreements that greatly reduce—or in many cases, eliminate—trade barriers. We also opposed imposition of U.S. tariffs on steel imports because it could harm the competitiveness of American steel-using manufacturers and undermine the benefits of free trade.

FSC/ETI provisions | We played a lead role in an effort to find a suitable replacement for the Foreign Sales Corporation/Extra-territorial Income (FSC/ETI) provisions of the U.S. tax code, designed to help U.S. companies compete more effectively against non-U.S. exporters that benefit from a reduced tax rate on their exports. In response to a challenge from the European Union (EU), the World Trade Organization (WTO) ruled that FSC/ETI was an impermissible export subsidy. Failure by the U.S. to comply would allow the EU to impose $4 billion in trade sanctions against American exporters. Caterpillar continues to work with other exporters, trade associations and members of Congress to find a WTO-compliant replacement that addresses exporters' competitive needs.

Health care | Rapidly rising health care expenses, particularly in the United States where more than half our employees are located, far exceed cost trends in all other areas of our business. A comparison of employment costs for several countries where Cat facilities are located shows U.S. costs are by far the highest, driven primarily by health care expenses—which are likely to grow more quickly in the future as more employees retire. We must continue to consider these factors as we evaluate our operating decisions in the coming years. We're working with health care providers to ensure services are as cost-effective as possible and with legislators to find other solutions—including Medicare reform with a prescription drug benefit.

WORLDWIDE OUTLOOK

Company sales and revenues in 2003 should be about the same as 2002, with sales in Europe, Africa & Middle East, the Commonwealth of Independent States and Asia/Pacific up slightly. We expect sales to be down about 3 percent in North America and 10 percent in Latin America. Financial Products revenues are expected to increase approximately 10 percent, driven primarily by Cat Financial's record portfolio additions in 2002. Improved operational results should offset most of the $300 million of higher retiree pension, health care and related benefit costs. Therefore, despite flat sales and revenues and these increased costs, profit should be down only about 5 percent compared to 2002.

Asia/Pacific | We expect good overall economic growth in this region (excluding Japan) based on moderate growth in Australia and continued good growth in developing economies, particularly southeast Asia, China and India. In Japan, economic and business conditions are expected to continue to be difficult, and machine industry sales are projected to be about flat at cyclically depressed levels. Overall, industry machine sales are expected to be up about 10 percent, while engine and turbine industry sales are projected to be down about 5 percent. Our significant increase in dealer coverage and distribution capabilities position us well to take advantage of growth in this region.

Europe, Africa & Middle East and Commonwealth of Independent States | The European Central Bank has not moved as aggressively as the U.S. Federal Reserve Board in cutting interest rates, negatively impacting economic conditions in Europe and translating into lower machine and parts sales. We anticipate economic growth in Europe of about 2 percent, with about 5 percent growth in the Commonwealth of Independent States, Africa and the Middle East. While a recovery in Europe is expected, it will be restrained by a stronger euro and ongoing fiscal restraint in several major industrial countries. In Africa and the Middle East, oil exporters and precious metal producers are expected to benefit from good price levels. Most other commodity prices are expected to remain weak. We expect the Commonwealth of Independent States to grow at a solid rate, driven mainly by continued strong expansion of the oil and gas industry. Overall, machine and engine industry sales are expected to be about flat.

Latin America | Market conditions in this region are expected to be mixed. We anticipate overall economic growth rates in Mexico and Argentina to improve, leading to higher industry sales. Industry sales in Peru are expected to be about flat. Relatively slow growth in Brazil and Chile and continued political instability in Venezuela should lead to lower industry machine sales in these markets. In total, machine and engine industry sales are expected to be down about 10 percent.

North America | We expect political and federal policy uncertainties to dampen the first-half economic recovery but assume these factors will diminish and become less of a drag on growth in the second half of 2003. For the year, we expect economic growth of about 3 percent, supported by low interest rates and fiscal stimulus policies. A large stimulus package expected to be passed by the U.S. Congress in early 2003, combined with the positive impact of previous measures, should more than offset state budget cutbacks, with most of the positive impact in the second half of the year. Improved corporate earnings and cash flows, more accommodating credit conditions and a return to more normal commercial insurance coverage are also expected to support stronger business capital spending in the second half of 2003. Construction activity is expected to be about flat, with industrial and mining activity up about 3 percent. Sales of construction, industrial and mining machinery are expected to be about flat, with demand for reciprocating and turbine engines down about 5 percent.

CORPORATE GOVERNANCE

We stand tall and proud of the high ethical standards set forth in our Code of Worldwide Business Conduct, first published in 1974 and most recently updated in 2000. We unveiled a corporate governance section on CAT.com, which lists updated governance guidelines adopted by the board of directors in 2002 to reflect our directors' commitment to monitoring the effectiveness of policy and decision-making at both the board and management level. In addition, we have always been conservative in our financial accounting and proud of the strength of our balance sheet. We work diligently to provide stockholders with the information to make good decisions about our operations and the potential of our business.

CONCLUSION

We fully expect 2003 to be another challenging year, but we are confident in our future and in our results. No competitor can match what we offer—an increasingly broad and diversified line of products, growing financial and logistics operations, new technologies and, most important, talented and driven employees. Our customers and stockholders can choose Caterpillar with confidence, knowing we will always be there for them. Their success is our goal.



35% Heavy Construction
27% General Construction
13% Mining
8% Quarry & Aggregate
7% Industrial
4% Waste
3% Forestry
3% Agriculture

NEW MACHINE SALES TO END USERS

2002 worldwide sales of Caterpillar machines by major end use



28% Electric Power
27% On-Highway
26% Oil & Gas
10% Industrial / OEM
9% Marine

NEW ENGINE SALES TO END USERS

2002 worldwide sales of Caterpillar engines by major end use

SALES & REVENUES (millions of dollars)



$11,857
$12,158
$11,975
$7,056
$6,869
$6,673
$1,465
$1,645
$1,678
00
01
02
MACHINERY
ENGINES
FINANCIAL PRODUCTS

OPERATING PROFIT (millions of dollars)



$1,001
$947*
$932
$667
$403*
$175
$182
$257
$294
00
01
02
MACHINERY
ENGINES
FINANCIAL PRODUCTS

* Excludes unusual charges related to the sale of the Challenger agricultural tractor line, plant closings and consolidations and costs for planned employment reductions. The excluded unusual charges for machinery and engines were $98 and $55, respectively.

*MACHINERY & ENGINES NET FREE CASH FLOW**

(millions of dollars)



$298
$(40)
$605
00
01
02

* Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

EXPORTS FROM THE U.S. (millions of dollars)



$1,161
$1,056
$1,214
$1,003
$888
$909
$1,961
$1,996
$1,944
$1,043
$1,229
$1,114
00
01
02
ASIA/PACIFIC
CANADA
EAME
LATIN AMERICA

LOGISTICS SERVICES REVENUES

26% *compound annual growth rate*



87
92
97
02

PATENTS ISSUED



447
465
561
507
510
98
99
00
01
02

CORPORATE GIVING

(millions of dollars)



$16.1
$17.5
$13.4
$14.1
$13.0
98
99
00
01
02

FINANCIAL STATEMENTS

The following financial statements have been condensed to make them more readable. A detailed financial evaluation will require more information than is included in this summary annual report. More comprehensive financial information is provided in the appendix to the proxy statement, which is normally mailed with the annual report. Additional copies are available on request.

(See supplemental stockholder information on page 44)

Where applicable, financial information has been grouped as follows:

CONSOLIDATED
Caterpillar Inc. and its subsidiaries

MACHINERY AND ENGINES
Primarily our manufacturing, marketing and parts distribution operations for our machinery and engines lines of business

FINANCIAL PRODUCTS
Our finance and insurance subsidiaries, primarily Caterpillar Financial Services Corporation (Cat Financial) and Caterpillar Insurance Holdings, Inc.

REPORT OF MANAGEMENT

The management of Caterpillar Inc. has prepared the accompanying condensed financial statements for the years ended December 31, 2002 and 2001, and is responsible for their integrity and objectivity. Management maintains a system of internal accounting controls, which is designed to provide reasonable assurance that, among other things, transactions are properly executed and financial records and reports are reliable. Through its Audit Committee, the Board of Directors reviews our financial and accounting policies, practices and reports. The complete Report of Management appears in the appendix to the proxy statement for the 2003 annual meeting of the stockholders of Caterpillar Inc.

Chairman of the Board
January 23, 2003

Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

To the Board of Directors and Stockholders of Caterpillar Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statements of consolidated financial position of Caterpillar Inc. and its subsidiaries as of December 31, 2002, 2001 and 2000, and the related statements of consolidated results of operations, changes in consolidated stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 2002 (not presented herein) appearing in the appendix to the proxy statement for the annual meeting of stockholders on April 9, 2003; and in our report dated January 23, 2003, we expressed an unqualified opinion (which included an explanatory paragraph indicating that effective January 1, 2002, the Company changed the manner in which it accounts for goodwill and other intangible assets upon the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets") on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Peoria, Illinois
January 23, 2003

PricewaterhouseCoopers LLP

CONDENSED CONSOLIDATED RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31	2002	2001
(Dollars in millions except per share data)		
SALES AND REVENUES		
Sales of Machinery and Engines	$ 18,648	$ 19,027
Revenues of Financial Products	1,504	1,423
Total sales and revenues	20,152	20,450
OPERATING COSTS		
Cost of goods sold	14,709	14,752
Selling, general and administrative expenses	2,531	2,567
Research and development expenses	656	696
Interest expense of Financial Products	521	657
Other operating expenses	416	467
Total operating costs	18,833	19,139
OPERATING PROFIT	1,319	1,311
Interest expense excluding Financial Products	279	285
Other income (expense)	74	143
CONSOLIDATED PROFIT BEFORE TAXES	1,114	1,169
Provision for income taxes	312	367
Profit of consolidated companies	802	802
Equity in profit (loss) of unconsolidated affiliated companies	(4)	3
PROFIT	$ 798	$ 805*
PROFIT PER COMMON SHARE	$ 2.32	$ 2.35
PROFIT PER COMMON SHARE - DILUTED	$ 2.30	$ 2.32
Cash dividends declared per common share	$ 1.400	$ 1.390

* *Includes pretax unusual charges of $153 ($97 after tax) related to the sale of the Challenger agricultural tractor line, plant closings and consolidations and costs for planned employment reductions.*

CONDENSED CONSOLIDATED FINANCIAL POSITION

DECEMBER 31	2002	2001
(Dollars in millions)		
ASSETS		
Current assets:		
Cash and short-term investments	$ 309	$ 400
Receivables–trade and other	2,838	2,592
Receivables–finance	6,748	5,849
Deferred and refundable income taxes	642	423
Prepaid expenses	1,328	1,211
Inventories	2,763	2,925
Total current assets	14,628	13,400
Property, plant and equipment–net	7,046	6,603
Long-term receivables–trade and other	66	55
Long-term receivables–finance	6,714	6,267
Investments in unconsolidated affiliated companies	747	787
Deferred income taxes	850	938
Intangible assets	281	274
Goodwill	1,402	1,397
Other assets	1,117	936
TOTAL ASSETS	$ 32,851	$ 30,657
LIABILITIES		
Current liabilities:		
Short-term borrowings:		
Machinery and Engines	$ 64	$ 219
Financial Products	2,111	1,961
Accounts payable	2,269	2,123
Accrued expenses	1,620	1,419
Accrued wages, salaries and employee benefits	1,178	1,292
Dividends payable	120	120
Deferred and current income taxes payable	70	11
Long-term debt due within one year:		
Machinery and Engines	258	73
Financial Products	3,654	3,058
Total current liabilities	11,344	10,276
Long-term debt due after one year:		
Machinery and Engines	3,403	3,492
Financial Products	8,193	7,799
Liability for postemployment benefits	4,038	3,103
Deferred income taxes and other liabilities	401	376
TOTAL LIABILITIES	27,379	25,046
STOCKHOLDERS' EQUITY		
Common stock of $1.00 par value: Authorized shares: 900,000,000		
Issued shares (2002 and 2001–407,447,312) at paid in amount	1,034	1,043
Treasury stock (2002–63,192,245 shares; 2001–64,070,868 shares)	(2,669)	(2,696)
Profit employed in the business	7,849	7,533
Accumulated other comprehensive income	(742)	(269)
TOTAL STOCKHOLDERS' EQUITY	5,472	5,611
TOTAL LIABILITY AND STOCKHOLDERS' EQUITY	$ 32,851	$ 30,657

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

YEARS ENDED DECEMBER 31	2002	2001
(Millions of dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Profit	$ 798	$ 805
Adjustments for non-cash items:		
Depreciation and amortization	1,220	1,169
Unusual charges	—	153
Other	306	344
Changes in assets and liabilities:		
Receivables–trade and other	(50)	99
Inventories	162	(211)
Accounts payable and accrued expenses	164	(160)
Other–net	(234)	(212)
Net cash provided by operating activities	2,366	1,987
CASH FLOW FROM INVESTING ACTIVITIES		
Capital expenditures–excluding equipment leased to others	(728)	(1,100)
Expenditures for equipment leased to others	(1,045)	(868)
Proceeds from disposals of property, plant and equipment	561	356
Additions to finance receivables	(15,338)	(16,284)
Collections of finance receivables	11,866	12,367
Proceeds from sale of finance receivables	2,310	3,079
Investments and acquisitions	(294)	(405)
Other–net	(40)	(72)
Net cash used for investing activities	(2,708)	(2,927)
CASH FLOW FROM FINANCING ACTIVITIES		
Dividends paid	(481)	(474)
Common stock issued, including treasury shares reissued	10	6
Treasury shares purchased	—	(43)
Proceeds from long-term debt issued:		
Machinery and Engines	248	681
Financial Products	3,889	3,381
Payments on long-term debt:		
Machinery and Engines	(225)	(354)
Financial Products	(3,114)	(2,599)
Short-term borrowings–net	(102)	420
Net cash provided by financing activities	225	1,018
Effect of exchange rate changes on cash	26	(12)
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(91)	66
Cash and short-term investments at beginning of period	400	334
Cash and short-term investments at end of period	$ 309	$ 400

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

YEARS ENDED DECEMBER 31	2002	2001	2000	1999	1998
(Dollars in millions except per share data)					
Sales and revenues	$ 20,152	20,450	20,175	19,702	20,977
Sales	$ 18,648	19,027	18,913	18,559	19,972
Percent inside the United States	45 %	49 %	50 %	50 %	51 %
Percent outside the United States	55 %	51 %	50 %	50 %	49 %
Revenues	$ 1,504	1,423	1,262	1,143	1,005
Profit[1]	$ 798	805*	1,053	946	1,513
As a percent of sales and revenues	4.0 %	3.9 %	5.2 %	4.8 %	7.2%
Profit per common share[1]	$ 2.32	2.35	3.04	2.66	4.17
Profit per common share–diluted[1]	$ 2.30	2.32	3.02	2.63	4.11
Dividends declared per common share	$ 1.400	1.390	1.345	1.275	1.150
Return on average common stock equity	14.4 %	14.4 %	19.0 %	17.9 %	30.9 %
Capital expenditures:					
Property, plant and equipment	$ 728	1,100	928	913	982
Equipment leased to others	$ 1,045	868	665	490	344
Depreciation and amortization	$ 1,220	1,169	1,063	977	893
Research and engineering expenses	$ 854	898	854	814	838
As a percent of sales and revenues	4.2 %	4.4 %	4.2 %	4.1 %	4.0 %
Wages, salaries and employee benefits	$ 4,360	4,272	4,029	4,044	4,146
Average number of employees	70,973	70,678	67,200	66,225	64,441
DECEMBER 31					
Total assets:					
Consolidated	$ 32,851	30,657	28,464	26,711	25,128
Machinery and Engines[2]	$ 18,093	17,275	16,554	16,158	15,619
Financial Products	$ 18,147	15,895	14,618	12,951	11,648
Long-term debt due after one year:					
Consolidated	$ 11,596	11,291	11,334	9,928	9,404
Machinery and Engines[2]	$ 3,403	3,492	2,854	3,099	2,993
Financial Products	$ 8,193	7,799	8,480	6,829	6,411
Total debt:					
Consolidated	$ 17,683	16,602	15,067	13,802	12,452
Machinery and Engines[2]	$ 3,725	3,784	3,427	3,317	3,102
Financial Products	$ 14,753	13,021	11,957	10,796	9,562
Percent of total debt to total debt and stockholders' equity (Machinery and Engines)	41 %	40 %	38 %	38 %	38 %

(1) In 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and therefore no longer amortize goodwill. Excluding goodwill amortization expense, profit for 2001 was $863 ($2.51 per share, $2.49 per share-diluted).

(2) Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

* *Includes pretax unusual charges of $153 ($97 after tax) related to the sale of the Challenger agricultural tractor line, plant closings and consolidations and costs for planned employment reductions.*

Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at consolidated data.

GLEN A. BARTON

Mr. Barton, 63, is chairman and CEO of Caterpillar Inc., a position he has held since 1999. Since joining the company as a college graduate trainee in 1961, he has held numerous marketing and management positions worldwide—including president of Solar Turbines Incorporated and executive vice president and group president of Caterpillar. He was a key leader in strategic planning for the company's organization into business divisions and new product introduction process. Most recently, he led Caterpillar's benchmark deployment of 6 Sigma. Mr. Barton is on the board of directors of Inco Limited and Newmont Mining Corporation, a trustee of the Malcolm Baldrige National Quality Award Foundation and a member of The Business Council and The Business Roundtable. He became a Caterpillar director in 1998.

LILYAN H. AFFINITO

Ms. Affinito, 71, is former vice chairman of Maxxam Group Inc. (forest products operations, real estate management and development and aluminum production). She is actively involved on the boards of numerous companies and organizations, including Kmart Corporation. She has been a Caterpillar director since 1980.

W. FRANK BLOUNT

Mr. Blount, 64, is chairman and CEO of JI Ventures, Inc. (venture capital), and former chairman and CEO of Cypress Communications Inc. (telecommunications) and former director and CEO of Telstra Corporation Limited (telecommunications). He is also director of ADTRAN, Inc., Alcatel S.A., Entergy Corporation and Hanson PLC. He has been a Caterpillar director since 1995.

JOHN R. BRAZIL

Dr. Brazil, 56, is president of Trinity University (San Antonio, Texas), former president of Bradley University (Peoria, Illinois) and former chancellor of the University of Massachusetts-Dartmouth. He was elected a Caterpillar director in 1998.

JOHN T. DILLON

Mr. Dillon, 64, is chairman and CEO of International Paper (paper and forest products) and a director of Kellogg Co. He became a Caterpillar director in 1997.

EUGENE V. FIFE

Mr. Fife, 62, is founding principal of Vawter Capital LLC (a private investment firm), former president and CEO of Illuminis Inc. (a medical technology company) and a former general partner at Goldman Sachs (investment firm). He is the non-executive chairman of Eclipsys Corporation. He became a Caterpillar director in 2002.

JUAN GALLARDO

Mr. Gallardo, 55, is chairman of Grupo Embotelladoras Unidas S.A. de C.V. (bottling), vice chairman of Home Mart de Mexico, S.A. de C.V. (retail trade) and chairman of Mexico Fund Inc. (mutual fund). He is a director of NADRO S.A. de C.V. and Grupo Mexico, S.A. de C.V. He was elected a Caterpillar director in 1998.

DAVID R. GOODE

Mr. Goode, 62, is chairman, president and CEO of Norfolk Southern Corporation (holding company engaged principally in surface transportation). He also serves as a director for Delta Air Lines, Inc., Georgia-Pacific Corporation and Texas Instruments Incorporated. He has been a Caterpillar director since 1993.

PETER A. MAGOWAN

Mr. Magowan, 60, is former chairman and CEO of Safeway Inc. (food retailer) and president and managing general partner of the San Francisco Giants (major league baseball team). He is a director of DaimlerChrysler AG and Safeway Inc. He became a Caterpillar director in 1993.

WILLIAM A. OSBORN

Mr. Osborn, 55, is chairman and CEO of Northern Trust Corporation (multibank holding company) and The Northern Trust Company (bank). He is also a director of Nicor Inc. and Tribune Company. He was elected a Caterpillar director in 2000.

GORDON R. PARKER

Mr. Parker, 67, is former chairman of Newmont Mining Corporation (production, worldwide exploration for and acquisition of gold properties). Mr. Parker is a director of Gold Fields Limited, Phelps Dodge Corporation and The Williams Companies, Inc. He has been a Caterpillar director since 1995.

CHARLES D. POWELL

Lord Powell, 61, is former foreign relations adviser to British Prime Ministers Margaret Thatcher and John Major and a member of the House of Lords. He is chairman of Sagitta Asset Management Limited and Louis Vuitton U.K. Ltd., as well as former chairman of Phillips Fine Art Auctioneers and former senior director of Jardine Matheson Holdings Ltd. and associated companies. He also serves as a director for LMVH Moet-Hennessy Louis Vuitton, Mandarin Oriental International Ltd. and Textron Corporation. He became a Caterpillar director in 2001.

JOSHUA I. SMITH

Mr. Smith, 61, is chairman and managing partner of the Coaching Group, LLC (management consulting), where he served as vice chairman and chief development officer of iGate, Inc. (broadband networking company). He was also chairman and CEO of MAXIMA Corporation (computer systems and management information products and services) and serves as a director of CardioComm Solutions Inc., Federal Express Corporation and The Allstate Corporation. He has been a Caterpillar director since 1993.

CLAYTON K. YEUTTER

Mr. Yeutter, 72, has been Counselor to former President George Bush, U.S. Secretary of Agriculture and U.S. Trade Representative. He currently is Of Counsel to Hogan & Hartson (Washington, D.C., law firm). He is also a director of the Oppenheimer Funds and Weyerhauser Co. Except for a short period in 1992, he has served on the Caterpillar board since 1991. He retired from the board effective December 31, 2002.

OFFICERS *as of January 1, 2003*

CHAIRMAN/CEO	Glen A. Barton
GROUP PRESIDENTS	Vito H. Baumgartner Douglas R. Oberhelman James W. Owens Gerald L. Shaheen Richard L. Thompson
GENERAL COUNSEL AND SECRETARY	James B. Buda
CHIEF FINANCIAL OFFICER	F. Lynn McPheeters
CHIEF INFORMATION OFFICER	Sidney C. Banwart
CHIEF TECHNOLOGY OFFICER	Sherril K. West
CONTROLLER	David B. Burritt
TREASURER	Kevin E. Colgan
ASSISTANT TREASURER	Robin D. Beran
ASSISTANT SECRETARIES	Tinkie E. Demmin Laurie J. Huxtable

VICE PRESIDENTS

Ali M. Bahaj	*Corporate Auditing & Compliance*
Sidney C. Banwart	*Systems + Processes*
Michael J. Baunton	*Compact Power Systems*
James S. Beard	*Financial Products*
Richard A. Benson	*Global Mining*
James B. Buda	*Legal Services*
Rodney L. Bussell	*Mining & Construction Equipment*
Thomas A. Gales	*Latin America Division*
Stephen A. Gosselin	*North American Commercial Division*
Donald M. Ings	*Building Construction Products*
Richard P. Lavin	*Human Services*
Stuart L. Levenick	*Asia-Pacific Division*
Robert R. Macier	*Solar Turbines Incorporated*
F. Lynn McPheeters	*Corporate Services*
Daniel M. Murphy	*Global Purchasing*
Gerald Palmer	*Wheel Loaders & Excavators*
James J. Parker	*Power Systems Marketing*
Edward J. Rapp	*Europe, Africa & Middle East Marketing*
Christiano V. Schena	*Component Products & Control Systems*
William F. Springer	*Product Support*
Gary A. Stroup	*Large Power Systems*
Gerard R. Vittecoq	*Europe, Africa & Middle East Product Development & Operations*
Sherril K. West	*Technical Services*
Donald G. Western	*Track-Type Tractors*
Steven H. Wunning	*Logistics*

NEW OFFICERS



ALI M. BAHAJ
Corporate Auditing & Compliance



CHRISTIANO V. SCHENA
Component Products & Control Systems



STEPHEN A. GOSSELIN
North American Commercial Division



WILLIAM F. SPRINGER
Product Support

BOARD COMMITTEE MEMBERSHIP

AUDIT

David R. Goode, CHAIR
Lilyan H. Affinito
W. Frank Blount
John T. Dillon
Eugene V. Fife
Juan Gallardo
William A. Osborn

COMPENSATION

William A. Osborn, CHAIR
John R. Brazil
Eugene V. Fife
Juan Gallardo
David R. Goode
Peter A. Magowan
Charles D. Powell

NOMINATING & GOVERNANCE

John T. Dillon, CHAIR
Lilyan H. Affinito
W. Frank Blount
Gordon R. Parker
Joshua I. Smith
Clayton K. Yeutter

PUBLIC POLICY

John R. Brazil, CHAIR
Peter A. Magowan
Gordon R. Parker
Charles D. Powell
Joshua I. Smith
Clayton K. Yeutter

STOCK PURCHASE PLAN

Current stockholders and other interested investors may purchase Caterpillar Inc. common stock directly through the Investor Services Program sponsored and administrated by our Transfer Agent. Current stockholders can get more information on the program from our Transfer Agent using the contact information provided below. Non-stockholders can request program materials by calling 800.842.7629 (U.S. and Canada) or 201.329.8660 (outside U.S. and Canada). The Investor Services Program materials are available online from Mellon Investor Services' website or linked from www.CAT.com/dspp.

STOCKHOLDER SERVICES

Mellon Investor Services *Stock Transfer Agent*

P.O. Box 3315
South Hackensack, NJ 07606-3315
Phone: 866.203.6622 (U.S. and Canada)
201.329.8660 (outside U.S. and Canada)

Hearing impaired:
800.231.5469 (U.S. and Canada)
201.329.8354 (outside U.S. and Canada)

www.melloninvestor.com

INDIVIDUAL STOCKHOLDERS SHOULD CONTACT

Laurie J. Huxtable *Assistant Secretary*
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-7310
Phone: 309.675.4619
Fax: 309.675.6620
e-mail: CATshareservices@CAT.com

INVESTOR RELATIONS

Institutional analysts, portfolio managers and representatives of financial institutions seeking additional information about the company should contact:

Nancy L. Snowden *Director of Investor Relations*
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-5310
Phone: 309.675.4549
Fax: 309.675.4457
e-mail: CATir@CAT.com

INTERNET WEBSITE

www.CAT.com/investor

PRODUCED BY Caterpillar Corporate Public Affairs
DESIGN & WRITING Converse Marketing, Inc.
PRINCIPAL PHOTOGRAPHY Mitch Colgan, Doug Leunig
SUPPORTING PHOTOGRAPHY Marc Esser, Mike La Vallier
NATURE PHOTOGRAPHY Great White Egret—Michael Jeffords
Bald Eagle, Little Green Heron, Flock of Mallards—Jim Miller *(Cat retiree)*
Emiquon Floodplain—Robert Shaw
PRINTING Williamson Printing Corporation

COMMON STOCK (NYSE:CAT)

LISTING INFORMATION

Caterpillar common stock is listed on the New York, Pacific and Chicago stock exchanges in the United States, and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland.

NUMBER OF STOCKHOLDERS

Stockholders of record at year end totaled 38,200, compared with 36,339 at the end of 2001. Approximately 67 percent of our shares are held by institutions and banks, 25 percent by individuals and 8 percent by Caterpillar benefit plans.

Employees' investment and profit-sharing plans acquired 5,991,908 shares of Caterpillar stock in 2002. Investment plans, in which membership is voluntary, held 29,601,547 shares for employee accounts at 2002 year end. Profit-sharing plans, in which membership is automatic for most U.S. and Canadian employees in eligible categories, held 445,467 shares at 2002 year end.

COMMON STOCK PRICE RANGE

Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2002		2001	
QUARTER	High	Low	High	Low
First	59.99	46.75	49.63	39.75
Second	59.62	45.90	56.81	41.50
Third	49.40	36.33	55.72	40.35
Fourth	50.84	33.75	53.21	43.35

COMPANY INFORMATION

CURRENT INFORMATION

Phone our Information Hotline—800.228.7717 (U.S. and Canada) or 858.244.2080 (outside U.S. and Canada)—to request company publications by mail, listen to a summary of our latest financial results and current outlook or request a copy of results by fax or mail.

Request, view or download materials online or register for e-mail alerts by visiting www.CAT.com/materialsrequest.

HISTORICAL INFORMATION

View or download online at www.CAT.com/historical.

ANNUAL MEETING

On Wednesday, April 9, 2003, at 1:30 p.m. Central Time, the annual meeting of stockholders will be held at Northern Trust Corporation, Chicago, Illinois. Requests for proxies are being sent to stockholders with this report mailed on or about March 3, 2003.

INTERNET

Visit us on the Internet at www.CAT.com. Information contained on our website is not incorporated by reference into this document.

Caterpillar Inc.

Peoria, IL 61629
309.675.1000
www.CAT.com

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